SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") - International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining's Swedish Depository Receipts trade on the OMX Nordic Exchange ("OMX") in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, were provided for in the purchase price allocation.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates.

Under Canadian GAAP a two step process is used to determine impairment. The first step, using undiscounted cash flows is undertaken to determine if impairment exists. If the carrying values exceed the undiscounted cash flows, the second step measures the impairment using discounted cash flows. Under IAS 36, the test for impairment is not a two step process and impairment tests are undertaken using discounted cash flows only. Long lived asset carrying values are written down to the higher of value in use or carrying values, if impaired. Write downs are reversed if the conditions related to the original impairment reverse. This analysis may result in differing outcomes. The Company recorded impairment charges of $228.2 million and $381.0 million for the three and nine months ended September 30, 2008 respectively.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. Under IAS 12, temporary tax differences on an asset purchase are not recognized.

OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at November 13, 2008:
(a)	Directors:
Lukas H. Lundin, Chairman
William A. Rand, Lead Director
Colin K. Benner
Donald K. Charter
John H. Craig
Brian D. Edgar
David F. Mullen
Tony O'Reilly Jnr.
Dale C. Peniuk
Philip J. Wright

(b)	Officers:
Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Paul Conibear, Senior Vice President Projects
Ted Mayers, Chief Financial Officer
Neil O'Brien, Senior Vice President of Exploration and Business Development
Kevin Hisko, Corporate Secretary
Marie Inkster, Vice President Finance
Peter Nicoll, Vice President Health, Safety, Environment and Community
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Corporate Development

2.	Financial information
The report for the fourth quarter 2008 will be published on or before February 28, 2009.

3.	Other information

	Address (Head office):	Address (UK office):
	Lundin Mining Corporation	Lundin Mining – UK
	Suite 1500 – 150 King Street West	70 Oathall Road
	P.O. Box 38	West Sussex
	Toronto, ON M5H 1J9	RH16 3EL
	Canada	United Kingdom
	Telephone: +1 416 342 5560	Telephone: +44 1 444 411 900
	Fax: +1 416 348 0303	Fax: +44 1 444 456 901

Website: www.lundinmining.com.
The corporate number of the Company is 306723- 8.

For further information, please contact:
Sophia Shane, Investor relations, North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50
Ted Mayers, CFO: +1-416-342-5560